

October 19, 2011

<u>Via E-mail</u>
Alan Brown
President
Tombstone Exploration Corporation
6529 East Freiss Dr.
Scottsdale, AZ 85254

> **Re:** **Tombstone Exploration Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed July 16, 2010**
> **Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed July 20, 2011**
> **Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed August 11, 2011**
> **Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed August 26, 2011**
> **File No. 0-29922**

Dear Mr. Brown:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief